Correspondence

Eastern Light Capital
100 Pine Street, Suite 560
San Francisco, CA 94111

November 12, 2010

Via EDGAR

Mr. Jonathan Wiggins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eastern Light Capital, Incorporated. Form 10-K for fiscal year ended December 31, 2009 Forms 10-Q for the Periods Ended March 31 and June 30, 2010 File No. 1-12941

Dear Mr. Wiggins:

    Below is the response of Eastern Light Capital, Incorporated, a Delaware corporation (“ELC” or the “Company”), to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in your letter, dated November 4, 2010 (the “Letter”), to Richard J. Wrensen, ELC’s Chief Executive Officer and Chief Financial Officer. Each comment contained in the Letter is reproduced below in italics and is followed by the Company’s response.

Form 10-Q for the Period Ended March 31, 2010

Condensed Statement of Operations, page 2

1.
We note your response to prior comment 3.  Please tell us how you determined it was appropriate to record a disposition liability for the anticipated costs of real estate ownership until disposition, and how you determined it was appropriate to include interest on senior debt in this amount. Refer to ASC 360-10-35-37 through 35-43.

    As of March 31, 2010 the Company’s senior debt reported on Form 10-Q was comprised of five (5) separate balances. Each balance is associated with a specific real estate owned (“REO”) asset held for sale. Two of the REO assets did not have estimated residual equity, while three REO assets had estimated residual equity. None of the REO had accrued for anticipated operational costs of real estate ownership, except for the carrying costs (i.e. interest) of senior debt service.

    The Company reported the two REO assets without estimated residual equity consistent with the guidance of ASC 360. Specifically, senior debt service carrying costs (i.e. interest) were not preemptively accrued. The Company incorrectly applied ASC 360 to the three REO assets with estimated residual equity. The latter REO had their fair value reduced by (i) estimated disposal costs (brokerage, title, and other disposition costs) and  (ii) estimated debt carrying costs (i.e. interest) until the forecasted sale.  Upon closer review of ASC 360’s guidance, the Company acknowledges that item (ii) the estimated debt carrying costs (i.e. interest) until the forecasted sale was mistakenly accrued  (reference: ASC 360-10-35-43).

    However, as of March 31, 2010 the preemptive senior debt carrying cost (i.e. interest) accrual had expired on two of the three REO.  Therefore, only one REO (item c) had any preemptively accrued carrying costs (i.e. interest).  On the following page, Schedule A calculates the over accrued senior debt carrying costs (i.e. interest) and the under reported REO balance on Form 10-Q as of March 31, 2010 was $5,385.  The company believes these amounts are immaterial.

Schedule A
Estimated REO-Senior Debt		Estimated Senior Debt	Remaining Months Accrued	Over Accrued Carry Cost	Under Reported REO
(a)	$633,319	7.50% p.a.	0	$0	$0
(b)	$1,000,000	7.00% p.a.	0	$0	$0
(c)	$714,814	4.52% p.a.	2	$5,385	$5,385
(d)	$191,430	6.25% p.a.	0	$0	$0
(e)	$1,998,378	4.00% p.a.	0	$0	$0
	$4,537,940			$5,385	$5,385

    Although Staff did not request the information provided in Schedule B, the Company has provided this analysis to address possible future Staff’s comments and to provide additional information to better understand the facts and circumstance of the Company’s disclosure.

    During the three month ended June 30, 2010  two senior debt encumbered REO assets sold (items c and d), one senior debt encumbered REO asset without any estimated residual equity was acquired (item f) and the estimated senior debt of a previously foreclosed on REO was adjusted (item b) on account of improved  information. Schedule B calculates the over accrued senior debt carrying costs (i.e. interest) and the under reported REO balance on Form 10-Q as of June 30, 2010 as zero.

Schedule B
Estimated REO-Senior Debt			Estimated Senior Debt	Remaining Months Accrued	Over Accrued Carry Cost	Under Reported REO
(a)		$633,319	7.50% p.a.	0	$0	$0
(b)		$950,000	7.00% p.a.	0	$0	$0
(c)	$	--Sold--	–	–	–	–
(d)	$	--Sold--	–	–	–	–
(e)		$1,998,377	4.00% p.a.	0	$0	$0
(f)		$477,849	6.38% p.a.	0	$0	$0
		$4,537,940			$5,385	$5,385

    The Company acknowledges its conceptual error in applying ASC 360 to its REO assets.  Due to the immateriality of the first quarter  items and the correct presentation in the second quarter, the Company does not believe any amendments to either the first or second quarter’s Form 10-Q are appropriate.

2.
Please tell us how you determined that you have legal title to the real estate owned that enables you to record the assets and the senior debt. Please cite the accounting literature upon which you relied.

    Prior to funding a subsequently foreclosed upon real estate mortgage, the Company obtained a preliminary title report from a nationally affiliated title company to insure its secured claim to the encumbered real estate.   The Company’s mortgage fundings were always conducted through a nationally affiliated escrow company and on the closing day the Company’s recorded lien on the real estate was telephonically or electronically confirmed to a Company representative by the escrow officer overseeing the financing’s closing. After closing, the Company’s procedures included monitoring receipt of its recorded lien from the county recorder and receipt of a title policy.

    The foreclosed upon loans that generated REO were 100% self originated by a Company subsidiary. The mortgage loan documentation was prepared from mortgage loan software licensed from a leading, nationally recognized mortgage loan document provider. Additionally, while the subsidiary was an active mortgage originator, its originations were regularly reviewed by a quality control firm to assure correct documentation and recording. The resulting loans, subsequently acquired by the parent Company,  never traded in the secondary market and were never part of a mortgage backed securities underwriting. Therefore, the Company’s REO is not impacted by the questionable chain of title procedures that have recently clouded ownership obtained through foreclosure of frequently traded mortgages and mortgage securities.

    REO, not subject to a cloud on title, is obtained by properly foreclosing on a correctly documented and recorded mortgage.  The Company’s foreclosure procedures include securing an experienced, professional trustee, requiring the trustee to provide a guarantee from a rated title company that the foreclosure was properly administered (pursuant to the information provided by the Company on the delinquent obligation) and subsequently receiving notice from the County recorder that  the Company is the legal owner (perfecting title).

    The legitimacy of  senior debt as a secured claim on the Company’s REO is a much more difficult comment to address.  Currently, the Company is unaware of any evidence that the reported senior debt does not properly encumber the Company’s REO. Without exception, all the reported senior debts were listed in the original property title reports obtained at the  time of the Company’s junior financing.  Unfortunately, the terms of the senior debt’s claim is reported in the note, which is not a recorded document.  Because the Company is not the borrower of record and the mortgage has not been assumed by the Company, the senior mortgage holder’s servicing agent will not disclose the senior debt’s terms.  As previously addressed in earlier correspondence (dated October 18, 2010), the senior debt owner’s agents (i.e. loan servicing companies) assert that borrower information can not be disclosed on account of privacy rights.  At this time the Company has no evidential support to contest the validity of the senior debt reported on Form 10-Q and believes the senior debt balance is an accurate estimate.  The Company’s senior debt reporting is consistent with the guidance of ASC 420-10-25-1 through 2 for liabilities and ASC 450-10-1 for contingencies.

3.
Please revise to include disclosure within footnote 7 regarding the reasons why you are not able to disclose the significant terms of the senior debt and why you are no legally liable for the debt. In addition please revise to include a significant accounting policy that discusses the accounting for the foreclosed assets with disclosure of how you have determined this was appropriate.

    In Form 10-Q for the period ending September 30, 2010 the Company will include a new footnote (“Senior mortgage debt”) to address why the Company does not disclosure senior debt terms and why the Company is not legally liable for the REO’s senior mortgage debt. Additionally, the Company will also provide significant accounting policy disclosure of its accounting for foreclosed assets including disclosure of how the Company determined that the accounting treatment was appropriate.  These disclosures will continue to be made in future filing, whenever these situations are applicable. The following revisions are proposed:

New footnote- after real estate owned, footnote 7

8.  Senior mortgage debt

    Senior mortgage debt is the estimated financing liability attached to a real estate asset acquired by the foreclosure of the Company’s junior financing. The senior mortgage debt’s balance and terms are often unavailable at the time of foreclosure.  Because the Company is not the legal borrower, the senior mortgage debt’s agents assert that this information can not be disclosed on account of the borrower’s privacy rights. Different jurisdictions often have different privacy regulations and disclosure of the legal borrower’s obligations is complicated by competing, if not conflicting jurisdictional claims of the note, property, borrower, servicing agent, senior debt owner, new property owner and federal regulations.

    The Company must also proceed cautiously in disclosing its position as the new property owner to the senior mortgage debt’s owner or agents.  Many notes have acceleration clauses that may be activated by transfer, sale or foreclosure on the property. Although California law is generally written to protect a senior mortgage debt from acceleration on account of foreclosure, every situation is different and the costs of defending the notes accelerated maturity could easily exceed the potential recovery from monetizing the foreclosed asset’s estimated residual equity. Due to the frequency of senior loan modifications and the frequency of misleading or inaccurate information provided by former owners or agents, the Company does not provide the  individual terms or balances of its REO senior mortgage debt.

    Significant accounting policy - within footnote 2 after Revenue recognition.

    Foreclosure accounting.  The Company has adopted ASC 360-10-35-37 through 35 – 43 to account for real estate assets acquired by foreclosure (“Real Estate Owned” or “REO”).  The REO is recorded at the lesser of its fair value reduced by estimated disposal costs (brokerage, title and other dispositions costs) or actual costs.  Actual costs include the Company’s mortgage note receivable balance, accrued interest, the estimated senior mortgage obligation and unpaid interest at the time of foreclosure.

    The Company seeks to work with the Securities and Exchange Commission to comprehensively address Staffs comments. ELC sincerely hopes that our response, which quantifies the immateriality of past reporting differences and includes enhanced disclosures, are sufficiently informative to address Staff’s comments.

    With regards to the filings referred to herein, Eastern Light Capital acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (415) 693-9500.

Very truly yours,

/s/  Richard J. Wrensen                                     .
Richard J. Wrensen
Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated